Exhibit 99.1

Company Name	VEDANTA LIMITED
Date of the ~~AGM/EGM/~~Declaration of Results of Postal Ballot	12-Dec-16
Total number of shareholders on ~~record date~~ / Cut off Date	355980
Cut off Date	28-Oct-16
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:
Public:
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:
Public:
Number of Shareholders who casted their votes	1397
Number of votes casted	2592467317
Promoters and Promoter Group:	1764453520
Public:	682028244

Resolution required: (Ordinary/ Special)	SPECIAL - Approval of Vedanta Limited Employees Stock Option Scheme – 2016 (ESOS)

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764453520	1764453520	100.00	1764453520	0	100.00	0.00
	Poll	0	0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)	1764453520	0	0.00	00	0	0.00	0.00
Public- Institutions	E-Voting	691659716	526545623	76.13	481597181	44948442	91.46	8.54
	Poll	0	0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)	691659716	0	0.00	00	0	0.00	0.00
Public- Non Institutions	E-Voting	508581003	154716612	30.42	154681130	35482	99.98	0.02
	Poll	0	0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)	508581003	766009	0.15	647724	118285	84.56	15.44

	Total	2964694239	2446481764	82.52	2401379555	45102209	98.16	1.84

Resolution required: (Ordinary/ Special)	SPECIAL - Approval of Vedanta Limited Employees Stock Option Scheme (ESOS) -2016 to the employees of the holding / subsidiary Company(ies) of the Company

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764453520	1764453520	100.00	1764453520	0	100.00	0.00
	Poll	0	0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)	1764453520	0	0.00	00	0	0.00	0.00
Public- Institutions	E-Voting	691659716	526545623	76.13	483178333	43367290	91.76	8.24
	Poll	0	0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)	691659716	0	0.00	00	0	0.00	0.00
Public- Non Institutions	E-Voting	508581003	154916596	30.46	154880857	35739	99.98	0.02
	Poll	0	0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)	508581003	768027	0.15	646424	121603	84.17	15.83

	Total	2964694239	2446683766	82.53	2403159134	43524632	98.22	1.78

Resolution required: (Ordinary/ Special)	SPECIAL - Authorise ‘Vedanta ESOS Trust’ for Secondary Acquisition

Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764453520	1764453520	100.00	1764453520	0	100.00	0.00
	Poll	0	0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)	1764453520	0	0.00	00	0	0.00	0.00
Public- Institutions	E-Voting	691659716	526545623	76.13	481115895	45429728	91.37	8.63
	Poll	0	0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)	691659716	0	0.00	00	0	0.00	0.00
Public- Non Institutions	E-Voting	508581003	154714556	30.42	154681410	33146	99.98	0.02
	Poll	0	0	0.00	0	0	0.00	0.00
	Postal Ballot (if applicable)	508581003	764530	0.15	689226	75304	90.15	9.85

	Total	2964694239	2446478229	82.52	2400940051	45538178	98.14	1.86

The aforesaid Special Resolutions has been approved with requisite majority by the Shareholders of the Company.

Ramchandra Gajanan Ramani B. Sc. (Hon). LL.B ADVOCATE	Off.: Opp. Head Post Office Panaji – Goa. Phone: 2436913

Report of Scrutinizer

[Pursuant to Section 110 of the Companies Act, 2013 and Rule 22(9) of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman,

Vedanta Limited,

Sesa Ghor, 20 EDC Complex, Patto, Panaji – Goa.

Dear Sir,

I, R.G. Ramani, Practicing Advocate, appointed as Scrutinizer by the Board of Directors of Vedanta Limited (the Company) to receive, process and scrutinize the Postal Ballot process in a fair and transparent manner in respect of the following Special Resolution(s) as stated in the Notice of the Postal Ballot dated October 28, 2016 proposed to be passed by the Equity Shareholders of the Company, submit my report as under:

Resolution No.	Description
1	Approval of Vedanta Limited Employee Stock Option Scheme -2016 (ESOS);

2	Approval of Vedanta Limited Employee Stock Option Scheme – 2016 (ESOS) to the employees of the holding / subsidiary company(ies) of the Company;

3	Authorise ‘Vedanta ESOS Trust’ for Secondary Acquisition

1.	The Company has on Thursday, November 10, 2016 completed the dispatch / email of Notice of Postal Ballot dated October 28, 2016 Postal Ballot Form along with postage prepaid business reply envelope to its members whose names appeared on the Register of Members/List of Beneficiaries as received from National Securities Depository Limited (NSDL) & Central Depository Services (India) Limited (CDSL) as on Friday, October 28, 2016, the “cut-off date”.

2.	The Company had appointed M/s Karvy Computershare Private Limited (Karvy), Registrar and Share Transfer Agent (RTA), as the service provider, for extending the facility of electronic voting to the Shareholders of the Company.

3.	The Advertisement regarding the dispatch of Postal Ballot Notice, Form etc. was published in Business Standard all editions (English) and Gomantak (Regional Language – Marathi) on Friday, November 11, 2016.

4.	The Shareholders of the Company were given an option to vote either through the physical voting on the Postal Ballot forms or by using the remote e-voting facility. Members opting e-voting facility, casted their votes on the designated website https://evoting.karvy.com.

5.	The voting through electronic means and Postal Ballot commenced on Friday, November 11, 2016 (9.00 a.m. IST) and ended on Saturday, December 10, 2016 (5.00 p.m. IST). The Postal Ballot forms received and e-votes casted after December 10, 2016 (5.00 p.m. IST) were not considered for the purpose of the Report.

6.	With the support of Karvy, the Postal Ballot forms were scrutinized and signatures of Members who had cast their votes were verified with their specimen signatures registered with RTA as provided by depositories.

7.	A final electronic report of the e-voting was generated by me by accessing the data available to me from the website https://evoting.karvy.com of Karvy.

8.	The particulars of Postal Ballot received from the Members in physical form(s) and electronic voting report generated by Karvy have been entered in a separate Register maintained for the purpose.

9.	The ballot papers, which were incomplete and/or which were otherwise found defective have been treated as invalid and kept separately.

10.	The consolidated report on the results of the voting through ballot paper and e-voting are as under:-

Resolution 1: Approval of Vedanta Limited Employee Stock Option Scheme -2016 (ESOS)

Assent/Dissent	Number of valid votes	Voting in favour of resolution		Voting against resolution		Remarks
	received	No of Shares	%	No of Shares	%
Physical Voting	766009	647724	84.56	118285	15.44
E-Voting	2445715755	2400731831	98.16	44983924	1.84	Passed with requisite majority

Total	2446481764	2401379555	98.16	45102209	1.84

Invalid Votes	19538

Resolution 2: Approval of Vedanta Limited Employee Stock Option Scheme – 2016 (ESOS) to the employees of the holding / subsidiary company(ies) of the Company

Assent/Dissent	Number of valid votes received	Voting in favour of resolution		Voting against resolution		Remarks
		No of Shares	%	No of Shares	%
Physical Voting	768027	646424	84.17	121603	15.83
E-Voting	2445915739	2402512710	98.23	43403029	1.77	Passed with requisite majority

Total	2446683766	2403159134	98.22	43524632	1.78

Invalid Votes	19538

Resolution 3: Authorise ‘Vedanta ESOS Trust’ for Secondary Acquisition

Assent/Dissent	Number of valid votes received	Voting in favour of resolution		Voting against resolution		Remarks
		No of Shares	%	No of Shares	%
Physical Voting	764530	689226	90.15	75304	9.85
E-Voting	2445713699	2400250825	98.14	45462874	1.86	Passed with requisite majority

Total	2446478229	2400940051	98.14	45538178	1.86

Invalid Votes	19538

Results:

The Special Resolution(s) as proposed in the Postal Ballot Notice dated October 28, 2016, are passed with requisite majority.

11.	Three Postal Ballot forms and other related papers/registers and records were handed over at the Registered Office for the safe custody.

Thanking You,

Yours Sincerely

(R.G. RAMANI)

Scrutinizer

Place: Panaji, Goa

Dated: December 12, 2016